Form C

Cover Page

Name of issuer:

JJSS Holdings, LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: TX

Date of organization: 4/24/2017

Physical address of issuer:

1485 Dove Road
Westlake TX 76262

Website of issuer:

http://www.oakandeden.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt

☑ Other

If Other, describe the security offered:

Class A Unit

Target number of securities to be offered:

50

Price:

$1,000.00000

Method for determining price:

Dividing pre-money valuation $108,997,000 by number of units outstanding on fully diluted basis.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,235,000.00

Deadline to reach the target offering amount:

4/29/2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

6

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$5,295,407.00	$6,739,180.00
Cash & Cash Equivalents:	$2,137,408.00	$4,514,012.00
Accounts Receivable:	$959,929.00	$781,515.00
Short-term Debt:	$740,237.00	$329,946.00
Long-term Debt:	$496,747.00	$96,004.00
Revenues/Sales:	$5,779,833.00	$6,093,136.00
Cost of Goods Sold:	$3,285,483.00	$3,206,336.00
Taxes Paid:	$0.00	$0.00
Net Income:	($3,338,273.00)	($2,257,657.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME,

MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

JJSS Holdings, LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Joseph Giildenzopf	CEO	JJSS Holdings, LLC	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Joseph Giildenzopf	CEO	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Joseph Giildenzopf	30000.0 Class B Units	60.0
James Giildenzopf	10000.0 Class B Units	20.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material***

information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> Limited Operating History
>
> The Operating Subsidiary was formed on April 25, 2017 and Holdings and the other Subsidiaries were formed on February 15, 2020. The Company has limited operating history. Product sales for 2020 and 2021 were generally on target and the Company continues to expand the scope of its product line and increase market penetration, but the Company is still in its growth stages and has not yet demonstrated that it can generate revenues sufficient to sustain its business operations and expansion plans or prove its business model. The Company is dependent on funds raised from the sale of the Class A Units to finance its continued development, operations and expansion. The Company faces all of the risks and uncertainties encountered by early stage companies, which include but are not limited to: (a) limited operating history, (b) the need to sustain its growth trend in the market for its products; (c) reliance on a limited product line; (d) the risk that competition or evolving customer preferences could harm or preclude sales of the Company's products; (e) the need to continue to develop and implement the Company's sales, marketing and distribution growth plans; (f) dependence on a limited number of key product developments, sales and managerial personnel; and (g) the risk that the Company's management will be unable to effectively manage Company growth.
>
> Economic Trends and Financial Market Conditions
>
> The Business of the Company, and the Company's need for additional capital and sales of the Company's products is subject to risks associated with adverse conditions in the worldwide and domestic economies. In particular, a deterioration in economic conditions due to the coronavirus (COVID-19) pandemic or otherwise, including economic slowdowns or recessions, increased unemployment levels, inflationary pressures, or disruption, volatility and tightening of credit and capital markets could lead to decreased consumer confidence and consumer spending more generally, thus reducing consumer demand for the Company's products. Global and domestic economic situations could also materially adversely impact the Company's suppliers, distributors and retailers. The inability of suppliers, distributors or retailers to conduct business or to access liquidity could lead to distributor or retailer destocking, disruption in raw material supply, and other potential negative consequences that could impact the Company's ability to source, produce and distribute its products.

There can be no assurance as to the stability of market conditions. The recent COVID-19 pandemic as well as government responses in attempts to control the spread of the virus has had an extreme impact on both the worldwide and domestic economies. It is unknown whether the effects of the economic slow-down will be short lived or sustained for a significant period of time. A prolonged downturn in the worldwide and domestic economies could affect consumer spending patterns and purchases of the Company's products, and create or exacerbate credit issues, cash flow issues and other financial hardships for the Company and for its suppliers, distributors, retailers and consumers. Depending upon the severity and duration of any downturn, these conditions could have a material adverse impact on the Company's Business, liquidity, financial condition and results of operations.

Need for Additional Capital

The funds raised from this Offering are intended to expand the Company's Business although the Managers believe that these funds will not be sufficient to finance the Company's complete product expansion, Flagship stores, marketing, and operations. It is anticipated that additional capital will be needed and there can be no assurance given regarding (a) the sufficiency of the funds raised from this Offering, (b) the Company's ability to secure additional funds, whether through the sale of additional Units or borrowing, or (c) the Company's ability to attain its financial objectives. In the event the Company requires additional capital the Company will need to raise additional funds through private equity or debt financing. The Company can make no assurance that, if and when needed, additional capital will be available on acceptable terms or at all. If additional capital is needed and either unavailable or cost prohibitive, the Company's operations and growth may be limited and the Company may need to change its business strategy to slow the rate of, or eliminate, its expansion or reduce or curtail its operations. Additional financing could also impose covenants upon the Company that restrict its operating flexibility, and, if the Company issues additional Units or membership interests to raise capital, existing Members may experience dilution and the new Units or membership interests may have rights, preferences and privileges senior to those of the Class A Units.

Advertising and Promotional Investments

The Company has incurred, and expects to continue to incur, significant advertising and promotional expenditures to enhance its brand and products. These expenditures may adversely affect the Company's results of operations in a particular quarter or even for the full year, and may not result in increased sales. While the Company attempts to invest only in effective advertising and promotional activities, it is difficult to correlate such investments with sales results, and there is no guarantee that the Company's expenditures will be effective in building brand equity or growing long term sales.

Negative Publicity

Unfavorable publicity, whether accurate or not, related to the Company, the spirits industry in general, or to the Company's products, brands, marketing, executive leadership, employees, managers, members, celebrity endorsers, operations, business performance or prospects could negatively affect the Company's business reputation, ability to attract and retain high-quality talent, or the performance of the Business.

The Company has established and maintains an online presence as part of its business operations and increasingly relies on social media and online dissemination of advertising campaigns. Further, the Company plans to debut its online customization tool to allow customers can "build their own bottle" of whiskey online. The Company's reputation may suffer if it is perceived to fail to appropriately restrict access to its online content or if it

perceived to fail to appropriately restrict access to its online content or if it breaches any marketing regulation, code or policy, or if a third-party retailer fails to fulfill online customer orders due to circumstances beyond the Company's control. In addition, the growing use of social and digital media increases the speed and extent that information and misinformation and opinions can be shared. Adverse publicity, or negative posts or comments about the Company or its products on social or digital media, particularly any that go "viral," whether or not valid, could seriously damage the Company's brand and reputation or could cause consumers to react by avoiding the Company's products or choosing brands offered by competitors, which could materially negatively affect financial results.

Consumer Acceptance

The Company's primary products and brands are in their growth cycle and are relatively new in the marketplace. Although the Company experienced a significant increase in the number of bottles sold from 2019 to early 2023, the Company continues to expand into new markets and the Company's products have not yet achieved broad-based brand recognition. Accordingly, if consumers do not accept the Company's products and brands, especially in new market areas, the Company will not be able to penetrate the market and growth may be limited. In addition, the continued creation of brand extensions and product innovation is a significant element of the Company's growth plans. The launch and ongoing success of new products is inherently uncertain, especially as to their appeal to consumers. The failure to successfully launch a new product can give rise to inventory write-offs and other costs and can affect consumer perception and growth of an existing brand. There can be no assurance of the Company's ability to develop and launch successful new products or variants of existing products or to the profitable lifespan of newly or recently developed products.

Dependence on Suppliers

The Company currently relies on Midwest Grain Products, Inc. ("MGP") for the sourcing of its distilled spirits, and on Barrel Mill for its wood spirals to be placed inside of finished bottled product. The Company has negotiated a single source commitment to meet the Company's needs for distilled spirits with MGP through 2025 and is currently negotiating a commitment with MGP from 2024-2026, in order to avoid paying market prices for these products on an as-needed basis. The Company also has contracts with packaging suppliers. The reliance by the Company on a single source for its supply of distilled spirits increases the Company's risk in connection with the supplier's ability to produce and deliver adequate amounts of product to meet the Company's needs. Without long-term commitments, there can be no assurance the Company can source adequate amounts of distilled spirits at satisfactory prices, or at all. If the Company does not complete purchases of sufficient amounts of materials or products, including any distilled spirits under its single source commitment, suppliers could potentially charge the Company for products not purchased or terminate its contract with the Company. If any suppliers increase their prices or otherwise terminate their contracts, the Company may not have alternative sources of supply and may not be able to raise the prices of its products to cover all or even a portion of the increased costs. Finally, the failure by any suppliers to perform satisfactorily or handle increased orders, delays in shipments of products from suppliers, the loss of existing suppliers or a catastrophic event causing physical damage, disruption, or failure at a supplier's facilities could cause the Company to fail to meet orders for its products, lose sales, incur additional costs or expose the Company to product quality issues. In turn, this could cause the Company to lose credibility in the marketplace and damage the Company's relationship with distributors, ultimately leading to a decline in business and results of operations.

Dependence on Distributors

The Company is required by law to use independent distributors to sell products to retail outlets, including liquor stores, bars and restaurants. Accordingly, the Company has entered into distribution agreements ("Distribution Agreements") with various distributors throughout the United States, including Republic National Distributing Company, Young's Market, Standard Beverage, Best Brands, Moon Distributing, Lohr, Breakthru Beverage, Iowa ABD, Ohio DOLC, North Carolina ABC, Virginia ABC, Montana ABC, and Alabama ABC (collectively, the "Distributors"). Sustained growth will require the Company to maintain its relationships with the Distributors and enter into agreements with additional distributors in new markets and/or as chosen by third-party retailers through the virtual shopping cart referenced above. The Company will be heavily dependent on the Distributors with respect to the distribution and sales of its products. Failure to maintain the relationships with the Distributors could significantly and adversely affect business, sales and growth. The ultimate success of the Company's products also depends in large part on each Distributor's ability and desire to distribute the Company's products to desired and target markets, as the Company will rely on the Distributors for product placement and retail store penetration. Changes in control or ownership within the current distribution network could lead to less support of the Company's products. The Distribution Agreements do not provide for any minimum sales requirements and all of such requirements are determinable by the Distributors in their discretion. In addition, the pricing for all of the Company's products to be distributed by the Distributors will be determined in the discretion and judgment of the Distributors. Moreover, the Distributors also distribute competitive brands and product lines. The Company cannot make any assurance that any Distributor will purchase the Company's products, commit sufficient time and resources to promote and market its brands and product lines or that they can or will sell to the Company's desired or targeted markets. If they do not, the Company's sales will be harmed, resulting in a decline in results of operations.

Company-Owned Production Facilities

The Company has completed and is now operating its own bottling plant. As of June 2022, the Company's bottling plant handles 100% of its volume and the Company no longer relies on third-party bottling suppliers to supplement its bottling requirements. The Company expects its bottling plant to sufficiently meet the Company's bottling needs through 2024. The reliance by the Company on its own bottling facilities and operations exposes the Company to capacity constraints and risks of disruption of supply. In the event of any temporary or permanent interruption in production capacity at the Company's bottling plant, the Company will be required to secure alternative bottling operations, which may or may not be available, and could increase the cost of production of the Company's products. In addition, if interruptions at the Company's bottling plant were to occur, the Company might not be able to maintain its current economics and could face significant delays in starting a replacement bottling facility. Potential interruptions at Company production facilities include labor issues, governmental action, quality issues, contractual disputes, machinery failures, operational shut downs or natural or unavoidable catastrophes.

Storage of Inventory

The Company would be affected if there was a catastrophic failure of its production or storage facilities. If there was a technical failure in the Company facilities, or fire, explosion, weather or other event at the facilities, it could result in damage to the facilities, plant or equipment, their surroundings or the local environment or injury or loss of life. Such an event could lead to a loss of production capacity, or could result in regulatory action, legal liability or damage to the Company's reputation.

Because whiskey products are aged for various periods, the Company may maintain substantial inventories of maturing products in warehouse

maintain substantial inventories of maturing products in warehouse facilities. If there were a catastrophic failure at a distillation, bottling or warehouse facility, the Company's business would be adversely affected. The loss of a substantial amount of aged inventory could result in a significant reduction in supply of the affected products. A consequence of a reduction in supply could be the Company's inability to meet consumer demand for the affected products for a period of time. In addition, there is no assurance that insurance proceeds would cover the replacement value of the Company's inventory of maturing products and other assets if they were to be lost.

Intellectual Property Protection Risks

Given the importance of brand recognition to the Company's business, the Company has and will continue to invest considerable effort and resources in developing and protecting the intellectual property rights related to its product name, recipes, distilling process and unique product features, including, without limitation, certain exclusive license rights to the wood spirals from the Barrel Mill, trademark registration and domain names. The Company has also secured a patent with respect to its in-bottling finishing as well as a design patent and has additional provisional patent applications pending. The Company cannot be certain that the protective measures it takes will be sufficient or that third parties will not infringe or misappropriate its intellectual property rights in its brands or products. If the Company is unable to protect its intellectual property rights against infringement or misappropriation, this could materially harm its future financial results and ability to develop its business.

The Company's products must also be able to withstand third-party claims or rights against use. Any intellectual property claims, with or without merit, could be time-consuming, expensive to litigate or settle, and could divert management resources and attention. An adverse determination could also prevent the Company from offering its products in the intended manner.

Dependence on Key Personnel

The Company will be highly dependent on the continued services and efforts of its founders and certain other key personnel. The Company could be further adversely affected by labor or skill shortages or increased labor costs due to increased competition for employees, higher employee turnover or increased employee benefit costs. The Company's success is dependent in part on its ability to successfully recruit and retain qualified employees. There is no guarantee that the Company will be able to recruit, retain and develop the capabilities that it requires to deliver its strategy, for example, in relation to sales, marketing and innovation capability within markets or in its senior management. The loss of either Founder or other key personnel or the inability to identify, attract and retain qualified personnel in the future could make it difficult to manage and grow the Company's operations and could adversely affect the Company's business and financial performance.

Business Strategies, Expansion; Inventory Forecasting

There can be no assurance that the Company's business strategies will result in opportunities for growth and improved margins. Additionally, certain of the Company's product categories may mature over various periods of time, and forecasts of demand for such products in future periods are subject to significant uncertainty. There is an inherent risk of forecasting error in determining the quantity of maturing stock to lay down in a given year for future consumption as a result of changes in business strategy, market demand and preferences, macroeconomic conditions, introductions of competing products and other changes in market conditions. Any forecasting error could lead to the Company being unable to meet the objectives of its business strategy, future demand or lead to a future surplus of inventory and consequent write down in value of maturing

stocks. If the Company is unable to accurately forecast demand for its products or efficiently manage its inventory, this may have a material adverse effect on the Company's business and financial results.

Furthermore, the Company has significantly increased the number of commercially available varieties of spirits that it produces, including seasonal varieties, product collaborations, and additional varieties in connection with the Company's "Spire Select Series." As of January 30, 2021, the Company opened and began operating its first Flagship retail store in Bridgeport, Texas and plans to open a second location in Fort Worth, Texas during the fourth quarter of 2023. The Company is rapidly expanding its distribution reach and expects to have complete national distribution by 2024. The Company has debuted its online customization tool in quarter four of 2022, whereby customers can "build their own bottle" of whiskey online and have it shipped directly to their homes through a virtual shopping cart provided to the Company by a third-party provider. The additional product offerings, new location, and expanded distribution reach add to the complexity of the Company's product development process, as well as its distilling, packaging, marketing, and selling processes and retail operations. There can be no assurance that the Company will effectively manage such increased complexity without experiencing coordination issues, operating inefficiencies, supply shortages or control deficiencies. Such inefficiencies or deficiencies could have a material adverse effect on the Company's business and financial results.

Data Security Risks

As with all computer systems, the Company's information systems, including the Company's online "build their own bottle" platform, could be subject to cyber-attack by outside parties' intent on extracting information, corrupting information or disrupting business processes. Such unauthorized access could disrupt the Company's business and lead to loss of assets or to outside parties having access to confidential information, including privileged data or strategic information of the Company and its employees, customers and consumers, or to making such information public in a manner that harms the Company's reputation. Any sustained disruption to a facility or issue impacting the reliability of the information systems used could impact a large portion of the Company's business operations and in some circumstances, could result in property damage, breaches of regulations, litigation, legal liabilities and reparation costs.

Changes in Consumer Preferences and Trends

Consumer preferences may shift due to a variety of factors including changes in demographic and social trends, public health initiatives, product innovations, changes in vacation or leisure activity patterns and a downturn in economic conditions, which may reduce consumers' willingness to purchase distilled spirits or cause a shift in consumer preferences toward beer, wine or non-alcoholic beverages. The Company's success depends in part on fulfilling available opportunities to meet consumer needs and anticipating changes in consumer preferences with successful new products and product innovations. The competitive position of the Company's products and brands could also be affected adversely by any failure to achieve consistent, reliable quality in the product or in service levels to customers.

Certain states are considering or have passed laws and regulations that allow the sale and distribution of recreational marijuana. Currently it is not possible to predict the impact of this on sales of alcohol, but it is possible that marijuana usage could adversely impact the demand for the Company's products.

Continued Growth of Whiskey Sales

The Company's business is and will continue to be entirely based on the sale of its whiskey products. Changes in consumer preferences regarding

this category of alcoholic beverage products may have an adverse effect on the Company's sales and financial condition. Given the importance of whiskey to the Company's overall success, a significant or sustained decline in volume or selling price of whiskey products would likely have a negative effect on the Company's growth. Additionally, should the Company not be successful in efforts to maintain and increase the relevance of the Company's products in the minds of the Company's target consumers, the business and operating results could suffer.

Competition

The market for the Company's products is competitive, dynamic, and subject to frequent changes. The Company faces substantial competition from local, regional, national and international companies and competes with drink companies across a wide range of consumer drinking occasions. Many of these competitors' capital availability, marketing activities and other resources far exceed the Company's. Within a number of categories, the beverage industry has also experienced significant consolidation among producers. This trend may lead to stronger competitors, increased competitive pressure from customers, negative impacts on the Company's distribution network, downward pressure on prices, predatory marketing tactics by the Company's competitors and an inability of the Company to achieve any material market share in any of these categories. Adverse developments in economic conditions or declines in demand for consumer spending may also result in intensified competition for market share, with potentially adverse effects on sales volume and price. Any of these factors may adversely affect the Company's results and growth potential.

Public Opinion About Alcohol

Anti-alcohol groups have, in the past, advocated successfully for more stringent labeling requirements, higher taxes and other regulations designed to discourage alcohol consumption. More restrictive regulations, negative publicity regarding alcohol consumption and changes in consumer perceptions of the relative healthfulness or safety of alcoholic beverages could decrease sales and consumption of alcohol and thus demand for the Company's products. This could, in turn, significantly decrease both the Company's revenues and revenue growth, causing a decline in results of operations.

Litigation

Companies in the alcoholic beverage industry are, from time to time, exposed to class action or other litigation relating to alcohol advertising, product liability, alcohol abuse problems or health consequences from the misuse of alcohol. The Company may also be subject to litigation in the course of its operations. The Company is further subject to the risk of litigation by tax and other regulatory authorities, including with respect to the methodology for assessing compliance matters. Major private or governmental litigation challenging the production, marketing, promotion, distribution, or sale of the Company's products could affect the Company's ability to sell its products. Because litigation and other legal proceedings can be costly to defend, even actions that are ultimately decided in the Company's favor could have a negative impact on the Company's business reputation or financial results. In the past, lawsuits have been brought against beverage alcohol companies alleging problems related to alcohol abuse, negative health consequences from drinking, problems from alleged marketing or sales practices, and underage drinking. While these lawsuits have been largely unsuccessful, others may succeed in the future. The Company could also experience employment-related actions, environmental claims, commercial disputes, product liability actions stemming from a beverage or container production defect, a whistleblower suit, or other major litigation that could adversely affect the Company's business results, particularly if there is negative publicity or to the extent the losses or expenses were not covered by insurance.

Regulatory Decisions and Regulatory and Tax Changes

The Company's operations are subject to extensive regulatory requirements relating to production, distribution, marketing, advertising, promotion, sales, pricing, labelling, packaging, product liability, labor, compliance and control systems, distillery production and operation and environmental issues. Changes in laws, regulations or governmental or regulatory policies or practices could cause the Company to incur material additional costs or liabilities that could adversely affect its business. In particular, governmental or regulatory authorities may impose new labelling, product or production requirements, limitations on the marketing, advertising and/or promotion activities used to market alcoholic beverages, restrictions on retail outlets, restrictions on importation and distribution or other restrictions on the locations or occasions where alcoholic beverages are sold which directly or indirectly limit the sales of Company products.

Regulatory authorities may also have enforcement power that can subject the Company to actions such as product recall, seizure of products or other sanctions which could have an adverse effect on Company sales or damage its reputation. Any changes to the regulatory environment in which the Company operates could cause the Company to incur material additional costs or liabilities, which could adversely affect the Company's performance.

Further, the distribution of alcoholic beverage products is subject to extensive taxation at both the federal and state government levels. An increase in taxation could also significantly harm the Company's sales revenue and margins, both through the reduction of overall consumption and by encouraging consumers to switch to lower-taxed categories of alcoholic beverages.

Contamination and Counterfeits

The success of the Company's products and brands depends on the positive image that consumers have of the Company, and contamination, whether arising accidently, or through deliberate third party action, or other events that harm the integrity of or consumer support for the Company's products, could adversely affect the Company's sales. Initially, the Company or its suppliers will purchase most of the raw materials for the production and packaging of its products from third party producers or on the open market. The Company may be subject to liability if contaminants in those raw materials or defects in the distillation, fermentation or bottling process lead to low beverage quality or illness among, or injury to, the Company's consumers. The Company may recall products in the event of contamination or damage. A significant product liability judgment or a widespread product recall may negatively impact sales and profitability of the affected product or all Company products and brands for a period of time depending on product availability, competitive reaction and consumer attitudes. Even if a product liability claim is unsuccessful or is not fully pursued, any resulting negative publicity could adversely affect the Company's reputation with existing and potential customers and its corporate brand image.

Additionally, third parties may sell products that are either counterfeit versions of Company products or inferior brands that look like Company products, and consumers of Company brands could confuse Company products with them. A bad consumer experience with such a product could cause them to refrain from purchasing Company brands in the future and in turn could impair brand equity, adversely affecting the Company's Business.

Availability and Price Volatility of Materials and Environmental Risks

The Company (or its suppliers) buys commodities such as corn and other grains, as well as glass and plastic for the production, packaging and

distribution of its products. Moreover, the production of the Company's products depends heavily upon the availability of sufficient quantities of quality water. Accordingly, the Company is exposed to risks associated with raw material price volatility arising from supply conditions, geopolitical and economic variables, and other unpredictable external factors, including in connection with the COVID-19 pandemic. Changes in weather patterns, hydrologic cycles, and the frequency and severity of extreme weather and natural disasters may have a negative effect on agricultural production or the Company or its suppliers' access to quality water. Reduced availability or increases and volatility in the prices of these raw materials, as well as products sourced from third parties, and energy used in making, distributing and transporting the Company's products, could increase the sourcing, manufacturing and distribution costs of the Company's products.

While uncertainties exist in the legislative and regulatory processes regarding environmental issues, additional regulatory requirements may increase operational costs due to the higher cost of compliance and market rates for energy, raw materials and key imports. New legislation or regulation relating to environmental issues could also increase energy prices, and the cost of products, which the Company may attempt to offset with price increases that could lead to reduced consumer demand for its products.

Limited Participation in Management

The Managers have full authority to manage the business and affairs of the Company, subject to certain statutory duties of care and loyalty that are applicable to managers and subject to the provisions of the Company Agreement. Class A Members have only limited rights to control, participate or influence the Company's management or operational direction, including (i) the right to elect one Manager as a class; (ii) the right to approve certain fundamental transactions, as described in the Company Agreement; and (iii) along with Class B Members, approve certain items presented by the Managers for ratification or approval.

Risk of Loss of Entire Investment

The Company's primary business focus is to develop, market and sell, directly and through multiple wholesale and retail channels, blended and flavored bottled whiskey products. In such start-up and growth mode, and limited product ventures, the risk of loss is especially high in comparison with the prospects for any profit. Investment in the Company, therefore, is suitable primarily for investors of substantial means who do not require liquidity in this investment. This is a speculative venture and it is impossible to project or predict the anticipated demand for the Company's products, and therefore, whether such investment will result in gains or losses to investors. In particular, investors in Class A Units should consider that if the anticipated market saturation for the Company's product does not materialize, in whole or in part, the Company may be unable to sell its products in quantities necessary to be profitable. Therefore, a prospective investor in this Offering should be aware that if the Company is not successful in selling the products, as it anticipates, an investment in the Company may be lost. Prospective investors must be prepared to lose their entire investment in the Company.

Dilution of Interests

The Managers do not anticipate that proceeds generated from this Offering will be sufficient to fund all prospective costs associated with further product development, operations, marketing and production, through the Company's growth phases, including the maintenance of the new Oak & Eden Flagship store, the construction and opening of the additional Flagship store, and debut of the Company's online customization tool (as described in more detail below). The Managers, with the consent of 80% in interest of the Members, have the authority to cause the Company to periodically offer and sell additional Units or other equity interests in the

periodically offer and sell additional Units or other equity interests in the Company (a "Dilution Offering"). Units offered in a Dilution Offering may be sold in a manner and according to terms in the best interest of the Company, as prescribed in the discretion of the Managers; provided, that upon the sale of additional Units, each Member will be provided an opportunity to purchase, on the same terms and conditions, up to the number of Units necessary for such Member to maintain the Member's then current ownership percentage in the Company. If a Member fails to purchase additional Units, then upon the sale of Units in a Dilution Offering, the membership interests of the investors will be proportionately diluted. Because the Managers anticipate offering and selling additional membership interests, with various rights and privileges in order to raise additional funding, an investor should anticipate substantial ownership dilution.

Limited Transferability of Units

A Member may not sell, assign or transfer any Units or other membership interest in the Company without the prior written consent of the Managers, which the Managers may withhold in their discretion. Members, however, may make limited transfers to family members or for estate planning or protective purposes to certain trusts, partnerships or other similar entities, without first obtaining the Managers' consent.

Limited Ability to Liquidate Units

Even if the Managers allow for the sale or transfer of Units held by Members, no public market exists for Company securities and none is expected to develop as a result of this Offering. The sale of the securities under this Offering is not being registered under the Securities Act, or under state securities laws, and the securities may not be resold or otherwise transferred unless they are subsequently registered or an exemption from applicable registration requirements is available. Consequently, Members may not be able to sell their Units.

Limitation of Member's Liability and Indemnification

The Company Agreement provides that no Manager will be liable, responsible or accountable in damages or otherwise to the Company or any Member by reason of, or arising from or relating to, the operations, business or affairs of, or any action taken or failure to act on behalf of, the Company, except to the extent that such damages are determined by a final, nonappealable order of a court of competent jurisdiction to have been materially caused by the fraud, willful misconduct, bad faith, gross negligence or criminal act of a Manager. Therefore, the Members may have a more limited right of action against a Manager in the event of their misfeasance or malfeasance than they would have absent the limitations in the Company Agreement. The Company will generally indemnify a Manager against losses sustained by such Manager in connection with the Company, unless such losses are the result of such Manager's fraud, willful misconduct, bad faith, gross negligence or criminal act.

Securities Law Compliance

The Units are being offered to prospective investors pursuant to an exemption from the registration requirements of the Securities Act. If the offer and sale of the Units fail to meet the requirements of such exemption or the requirements of similar exemptions under state securities laws applicable to the offering, one or more investors could have the right to rescind the purchase of their Units, which would have a material adverse effect on the Company's financial condition.

No Independent Counsel

No independent counsel has been retained to represent the interests of purchasers of the Class A Units. Accordingly, prospective investors should consult their own legal counsel and other advisors before making a

decision to purchase the Class A Units.

Liability of Members

The Texas Business Organizations Code ("TBOC") prohibits the Company from making any distributions to its Members if, after giving effect to such distribution, the total liabilities of the Company, other than liabilities to Members on account of their membership interests and liabilities for which the recourse of creditors is limited to specified property of the Company, exceed the fair value of the total assets of the Company. Furthermore, if a Member knew a distribution was made to him or her in violation of the foregoing provision of the TBOC, he or she would be liable for the return of such distribution.

Possible Legislative or Other Actions Affecting Tax Consequences

The federal income tax treatment of an investment in a membership interest such as those being offered in the Company may be modified by legislative, judicial or administrative action at any time, and any such action may retroactively affect investments and commitments previously made. The rules dealing with federal income taxation of membership interests are constantly under review by the Internal Revenue Service, resulting in revisions of its regulations and revised interpretations of established concepts. In evaluating an investment in the Company, each investor should consult with his personal tax advisor with respect to possible legislative, judicial and administrative developments.

Company Allocations

The Company Agreement contains certain allocations of profits and losses that could be reallocated by the Internal Revenue Service if it were determined that the allocations did not have "substantial economic effect."

Income in Excess of Distributions

The Company Agreement provides that distributions of available cash will be made at such times as determined by the Managers, in their discretion. In certain circumstances, the Company may be precluded from legally making distributions. In such case, the cash otherwise available for distribution is reduced by the amount of cash reserves deemed necessary by the Managers. If cash available for distribution is insufficient to fund expenses and maintain adequate reserves, a Member could be subject to income taxes payable out of personal funds to the extent of the Company's income, if any, attributed to him without receiving from the Company sufficient distributions of cash to pay the Member's tax with respect to such income.

Passive Income and Losses

The Managers expect that the Company will initially realize taxable losses prior to achieving taxable income. The use of such losses by the investor generally will be limited by Internal Revenue Code of 1986, as amended (the "IRC") Section 469. IRC Section 469 provides limitations for the use of taxable losses attributable to "passive activities." IRC Section 469 operates generally to prohibit passive losses from being used against income from active activities. The passive activity rules are extremely complex and investors are urged to consult their own tax advisors as to their applicability, particularly as they relate to the ability to deduct any losses from the Company against other income of the investor.

Sale of Company Units

Gain realized on the sale of Units by an investor who is not a "dealer" in Units or in membership interests will be taxed as capital gain (other than the portion of the sales price attributable to inventory items and unrealized receivables, neither of which are expected in this case, will be taxed as ordinary income). The IRC generally imposes a maximum tax rate of 20%

on net long-term capital gains, although proposed legislative changes may increase that rate in the future.

State, Local and Foreign Taxation

The Company is subject to sales and other state taxes in many of the jurisdictions in which it sells its products. The Company is currently assessing its exposure to such taxes and the amount, if any, that may due for historical sales and prospective sales. An adverse determination with respect to past due state taxes could have an adverse impact on the financial performance of the Company.

Each investor should consult his or her own attorney or tax advisor regarding the effect of state, local and foreign taxes on his or her personal situation.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: 92.5% marketing through paid ad spend and attending trade shows, 7.5% Wefunder Fees.

If we raise: **$1,235,000**

Use of Proceeds: 92.5% marketing through paid ad spend and attending trade shows, 7.5% Wefunder Fees.

Hitting our maximum target will allow to invest heavily into advertising, events, and influencer marketing.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not

responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

<u>An Investor's right to cancel.</u> An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

<u>The Company's right to cancel.</u> The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $108,997,000 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

JJSS Holdings, LLC is offering up to 1,235 Class A Units, at a price per unit of $1,000.00.

The campaign maximum is $1,235,000 and the campaign minimum is $50,000.00.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to:

(i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

The attached Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

1. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
2. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

   Class B Members carry the sole right to vote on matters submitted to the Members; provided, the Class A Members, as a class, have certain consent rights with respect to fundamental and material transactions. Other than distribution, liquidation and voting right preferences, as described in this Offering, the Class A Unit holders' rights are pari passu (equivalent) with each other Member of Holdings.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of

the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class A Units	63,400	58,997	No
Class B Units	50,000	50,000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

Class B Units retain all voting rights.

Class A Units have 80%/20% preferred distribution rights until return of capital, after which distributions are pro-rata.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Both percentage and value dilution could occur with the Units. In addition, value dilution can occur when additional Phantom Units are granted. A Member's percentage ownership interest in Holdings will automatically decrease with the sale, issuance or grant of new Units or membership interests by Holdings of the same or a superior class of Units. Holdings is under no obligation to refrain from issuing new Units, membership interests or Phantom Units from time to time as the Managers deem to be in the best interests of Holdings and its Members, and in fact, Holdings currently plans to sell and issue additional Units to fund further development and buildout of Holdings' markets, products and distillery. Likewise, the Managers may cause Holdings to issue new Units or other membership interests in the future for a price that is higher or lower than the price for which the Class A Units are being offered in this Offering.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The unitholders** have the right to redeem their securities at any time. Unitholders could decide to force the Company to **redeem** their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common unit that take into account factors such as the following:

1. unrelated third party valuations of our common unit;
2. the price at which we sell other securities, such as convertible debt or preferred Unit, in light of the rights, preferences and privileges of our those securities relative to those of our common unit;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common unit;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor

will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	City of Bridgeport EC
Issue date	06/08/23
Amount	$113,540.00
Outstanding principal plus interest	$83,462.00 as of 08/28/23
Interest rate	3.0% per annum
Maturity date	12/01/27
Current with payments	Yes

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
11/2020	Regulation D, Rule 506(b)	Preferred stock	$2,900,000	General operations
12/2021	Regulation D, Rule 506(b)	Preferred stock	$6,335,000	General operations
7/2022	Regulation D, Rule 506(b)	Preferred stock	$1,465,000	General operations
8/2023	Regulation D, Rule 506(b)	Preferred stock	$1,660,382	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;

2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

The Company purchases certain materials from an entity that is owned by Shotgun Inc. The total amount paid to this entity was $335,284 for the year ended December 31, 2022. The total amount owed to this entity was $5,941 as of December 31, 2022.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Oak & Eden is where tradition meets the spirit of innovation.

Oak & Eden is where tradition meets the spirit of innovation.

Oak & Eden is the world's first and patented in-bottle finished whiskey. After our whiskey is distilled and aged traditionally, we add a twist; a hand-placed, seasoned and toasted spire of wood that imparts a unique and aromatic finish to every bottle. The spire perfects our creation, imbuing a deeper, richer taste and producing a truly inspired whiskey.

Milestones

JJSS Holdings, LLC was incorporated in the State of Texas in April 2017.

Since then, we have:

- Oak & Eden recognized as the fastest growing ultra-premium whiskey brand in the US from '18-'21.
- Successfully raised $15MM since 2018.
- Distributed in 10,000+ retailers across 40 states.
- 4 patents on the Spire and In-Bottle Finishing™ technique, with an additional 4 provisional patents.
- Depleted nearly 200K bottles in '22, a 230% increase from '20, with a '23 forecast of 250K bottles.
- Winner of 35 platinum & gold international spirits awards.
- Celebrity endorsement with celebs including Forrie J Smith (Yellowstone), Jamestown Revival, etc.

Patents mentioned in this Form C are owned by by Joseph Giildenzopf, but are exclusively and perpetually licensed to the Company.

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2022, the Company had revenues of $5,779,833 compared to the year ended December 31, 2021, when the Company had revenues of $6,093,136. Our gross margin was 43.16% in fiscal year 2022, compared to 47.38% in 2021.
- *Assets*. As of December 31, 2022, the Company had total assets of $5,295,407, including $2,137,408 in cash. As of December 31, 2021, the Company had $6,739,180 in total assets, including $4,514,012 in cash.
- *Net Loss*. The Company has had net losses of $3,338,273 and net losses of $2,257,657 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.
- *Liabilities*. The Company's liabilities totaled $1,236,984 for the fiscal year ended December 31, 2022 and $425,950 for the fiscal year ended December 31, 2021.

Liquidity & Capital Resources

To-date, the company has been financed with $15,762,982 in equity and $113,540 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 14 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 1 month if we only raise our minimum target. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new

business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

JJSS Holdings, LLC cash in hand is $975,171, as of July 2023. Over the last three months, revenues have averaged $530,000/month, cost of goods sold has averaged $202,000/month, and operational expenses have averaged $630,000/month, for an average burn rate of $302,000 per month. Our intent is to be profitable in 24 months.

Since the date of our financials, we have raised $1.2M in capital and launched a new brand, launched a new technology that allows customers to customize their whiskey, and procured new distribution through new states.

By end of year 2023, we expect to generate approximately $9M in revenue with a 58% gross profit margin, and incur roughly $5.5M in expenses.

We are not yet profitable. We believe we could reach profitability 24 months from now if we raise a total of $12-15M in capital.

For additional sources of capital outside of this offering, we are concurrently raising capital from accredited investors.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Joseph Giildenzopf, certify that:

(1) the financial statements of JJSS Holdings, LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of JJSS Holdings, LLC included in this Form reflects accurately the information reported on the tax return for JJSS Holdings, LLC filed for the most recently completed fiscal year.

Joseph Giildenzopf

CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

> i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
>
> ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
>
> iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

> i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
>
> ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
>
> iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

> i. at the time of the filing of this offering statement bars the person from:
>
> > A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
> >
> > B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
> >
> > C. engaging in savings association or credit union activities?☐ Yes ☑ No
>
> ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

> i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
>
> ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
>
> iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

> i. any scienter-based anti-fraud provision of the federal securities laws, including

without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:

(a) a description of the material content of such information;

(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://oakandeden.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement
Oak and Eden Subscription Agreement

Appendix C: Financial Statements

Financials 1
Financials 2

Appendix D: Director & Officer Work History

Joseph Giildenzopf

Appendix E: Supporting Documents

Company_Agreement_-_JJSS_Holdings__LLC_4811-0240-3763_v.1__1.2021___4_.pdf
First_Amendment_to_Company_Agreement_-_JJSS_Holdings_LLC__increase_Class_A_Units___1___1_.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

JJSS Holdings, LLC

By

Joseph Giildenzopf

Cofounder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Joseph Giildenzopf

Cofounder & CEO
8/29/2023

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.